May 10, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street N.E.

Washington, D.C. 20549

Re: GEX Management, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed April 15, 2021

Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 11, 2022

Amendment No 1.Form 10-Q for the Period Ended June 30, 2021

Filed February 8, 2022

File No. 001-38288

REQUEST FOR EXTENSION OF TIME TO RESPOND TO COMMENT LETTER DATED April 28, 2022

Dear Division of Corporate Finance:

We are writing in response to the comment letter from the Securities and Exchange Commission dated April 28, 2022 in which you requested certain additional information regarding our Form 10-K for the Fiscal Year Ended December 31, 2020, filed April 15, 2021 and Amendment No. 3 to the Form 10-K for the Period Ended December 30, 2020, filed February 11, 2022 and Amendment No. 1 to the Form 10-Q for the Period Ended June 30, 2021, filed February 8, 2022 . We would like to request an extension to the filing deadline for our response. Currently, a response was requested within 10 business days. We are requesting that this date be extended to June 15, 2022.

Should you have any further questions, please do not hesitate to contact the undersigned at (973) 641-4012.

Sincerely,

/s/ Lawrence Lonergan
Lawrence Lonergan
Corporate Counsel

cc: Ms. Aamira Chaudhry, Staff Accountant, Division of Corporate Finance